Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

BEFORE THE PUBLIC UTILITIES COMMISSION OF THE STATE OF COLORADO

Docket No.

In the Matter of the Joint Application of SBC Communications Inc., and AT&T Corp. (on behalf of AT&T Communications of the Mountain States, Inc., and TCG Colorado) for Approval of Merger

JOINT APPLICATION

SBC Communications Inc.

James D. Ellis

Paul K. Mancini

Wayne Watts

Joseph E, Cosgrove, Jr.

Adam E. McKinney

175 East Houston

San Antonio, Texas 78205-2233

Telephone: (214)464-0209

Facsimile: (214)464-5477

Theodore A. Livingston

Christian F, Binning

Demetrios G. Metropoulos

Jeffrey A. Berger

Mayer. Brown, Rowe & Maw LLP

190 S. LaSalle Street

Chicago, IL 60603

Telephone: (312) 782-0600

Facsimile: (312) 701-7711

Attorneys for SBC Communications Inc.

Chesley Key Gulp III

Liza H. Getches

Moye Giles LLP

16 Market Square

1400 16th Street

6th Floor

Denver, CO 80202-1473

Tel. (303) 292-2900

Fax (303) 292-4510

bud.culp@moyegilcs.com

Attorneys for SBC Communications Inc.

Thomas C. Pelto

AT&T

1875 Lawrence Street, Suite 1500

Denver, Colorado 80202

Tel. (303) 298-6009

Fax. (303) 298-6301

Mary B. Tribby

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, Colorado 80202

Tel. (303) 295-8461

Fax. (303) 295-8261

Attorneys for AT&T

Robert M. Pomeroy, Jr.

Thorvald A. Nelson

Holland & Hart LLP

8390 E. Crescent Parkway, Suite 400

Greenwood Village, Colorado 80111

Tel. (303) 290-1600

Fax. (303) 290-1606

Attorneys for AT&T

DISCLOSURE NOTICE

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry. Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

TABLE OF CONTENTS

INTRODUCTION

I.	THE PARTIES

	A.	SBC Communications Inc. (“SBC”)
	B.	AT&T Corp. (“AT&T”)

II.	THE PLANNED MERGER

III.	REQUIRED APPLICATION CONTENTS

	A.	Applicants
	B.	Persons To Contact For Questions About The Application
	C.	Assets To Be Transferred
	D.	Proposed Effective Date Of The Merger
	E.	Facts Relied Upon To Show That The Merger Is Consistent With, And Not Contrary To, The Public Policy Of The State Of Colorado

		1.	Consummation of the Merger Is In The Public Interest
		2.	The Merger Will Not Adversely Affect Competition
		3.	Quality Of Service And Rates
		4.	The Financial Strength Of The Resulting Organization
		5.	Employment Outlook
		6.	Corporate Citizenship
		7.	The Authority Of This Commission To Regulate Rates And Service
		8.	Related Governmental Filings

	F.	Location Of Hearing
	G.	Acknowledgment

IV.	CONCLUSION

LIST OF EXHIBITS

A                                       Agreement And Plan Of Merger Among AT&T Corp., SBC Communications Inc. and Tau Merger Sub Corporation, dated as of January 30, 2005

B                                       SBC Communications Inc.’s form 10K for the period ending December 31, 2003

C                                       AT&T Corp.’s form 10K for the period ending December 31, 2003

D                                       Statement of CWA President Morton Bahr

E                                         Statement of IBEW President Edwin D. Hill

JOINT APPLICATION

1.                                       SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”) on behalf of AT&T Communications of the Mountain States, Inc. (“AT&T-MS”), and TCG Colorado (“TCG”), the Joint Applicants in this proceeding, hereby respectfully request Commission approval, pursuant to 4 CCR § 723-25-8, of the merger of SBC and AT&T, in accordance with the Agreement and Plan of Merger jointly entered into by SBC and AT&T on January 30, 2005 (Exhibit A hereto).

2.                                       SBC is a Delaware Corporation with its principal place of business in San Antonio, Texas. SBC is the holding company parent of SBC Long Distance, SBC Long Distance East, and SBC Telecom,  Inc., which are authorized to provide local exchange telecommunications services (among other services, as is set forth more fully below) within the State of Colorado. There will be no change in the assets, ownership, or control of SBC Long Distance, SBC Long Distance East, or SBC Telecom as a result of the merger. AT&T is a New York Corporation with its principal place of business in Bedminster, New Jersey. AT&T is the holding company parent of AT&T-MS and TCG, which are authorized to provide local exchange telecommunications services (among other services, as is set forth more fully below) within the State of Colorado. As a result of the merger, there will be no change in the assets or ownership of AT&T-MS, TCG, or any other AT&T-controlled entity certificated by this Commission. Rather, the merger will effect an indirect change in the control of those certificated AT&T subsidiaries, as upon consummation of the merger, SBC will become the corporate parent of AT&T.  Neither SBC Long Distance, SBC Long Distance East, SBC Telecom, AT&T-MS, nor TCG is an incumbent local exchange carrier, as that term is defined in the federal Communications Act of 1934, as amended.

INTRODUCTION

3.                                       The combination of the national and international operations of SBC and AT&T will serve the public interest. This proposed transaction responds to profound technological and marketplace changes by bringing together two U.S. companies with complementary strengths so that they might serve their customers better. Together, SBC and AT&T will be poised to deliver better, innovative products and services to consumers and business customers, and to accelerate the deployment of advanced, next-generation Internet Protocol (“IP”) networks and services, more so than either company could provide on a stand-alone basis.  The combined organization will be a more innovative and financially stronger company and, thus, better able to meet the needs of all its customers.

Significant Public Interest Benefits Will Flow From the Merger

4.                                       Significant public interest benefits will flow to both residential and business customers by combining two companies with complementary strengths.  SBC brings to the merger its financial strength and a range of voice, data, broadband, and related services that it provides to residential, business, and wholesale customers, primarily on a local and regional basis. AT&T brings a global presence in 50 countries, national and global IP-based networks, a portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Labs, skilled networking capabilities, and a base of government and large business customers.

5.                                       The merger will result in increased innovation and prompt the development of services that would otherwise not exist.  The merger will increase incentives for investment in innovation and facilitate a wider and swifter diffusion of the innovation that emerges from AT&T Labs, which is one of the world’s leading corporate research and development organizations.  As a result, residential and small business customers should ultimately enjoy capabilities that, but for this merger, would likely be available only to the largest business and government customers.

6.                                       The merged organization will offer a broader array of services to a broader spectrum of customers than either company would on its own. As a result of the combination of the SBC and AT&T networks, transport will be more efficient, reliability will increase, and the quality of service will be higher on the combined organization’s network.

7.                                       This transaction will benefit customers throughout the country and internationally. The merger will create a vigorous U.S.-based carrier with global reach by combining AT&T’s network that spans 50 countries and AT&T Labs’ technological innovation with SBC’s financial strength and local exchange, broadband, and wireless solutions.

Response to Technological and Marketplace Changes

8.                                       The Telecommunications Act of 1996 (the “1996 Act”) removed barriers to competitive entry in local exchange and long distance services. No longer are providers restricted to specific lines of business or geographic territories, and the result has been lower prices, expanded output, and a wide diversity of suppliers of a multitude of products and services.

9.                                       At the same time, the industry has experienced unprecedented innovation.  New technologies have advanced at a rapid rate to challenge and displace traditional communications services. Wireline and wireless networks are far more robust, faster, and can carry greater bandwidth at all levels than they could just a few years ago.  The growth of national wireless networks and the development of new wireless technologies have provided alternatives for consumers of voice and data services. The shift from dial-up to broadband Internet access—first via cable modems, then through massive investment in DSL—has unleashed a dramatic expansion of the content and service available to tens of millions of Americans. The widespread adoption of broadband connections to the Internet has led to Voice over Internet Protocol (“VoIP”). Cable operators and others are rapidly exploiting this technology to compete more aggressively for voice services, including in packages with video and high-speed Internet access. Comcast, for example, has committed to make VoIP available to more than 21 million customers by 2006.(1)

10.                                 These developments underscore why the merger of SBC and AT&T provides such an ideal opportunity at this juncture, when intermodal competitors (wireless and cable in particular) are challenging the traditional networks. The existence of separate local and long distance companies no longer benefits consumers.  But neither SBC nor AT&T standing alone has the assets and expertise necessary to assemble a true nationwide end-to-end broadband network that is capable of serving all segments of the communications market.

11.                                 Indeed, the continuing entry of new competitors and the introduction of new technologies has pushed carriers to accelerate investment in their networks, not only to support the voice and data services of the 1990s, but also to introduce and deploy widely the full suite of IP-platform voice, data, and video services of the packetized age.

12.                                 A decade of technological changes also has led to financial reverses and a shakeout in the industry. Business failures, retrenchments, and product shifts have led to the elimination of hundreds of thousands of jobs, and the loss of more than $2 trillion in market value. And since the dot-com and tech meltdowns, the capital markets have recognized the increased business risks inherent in the communications industry, which has constrained access to capital while increasing its costs.

(1)                                  Press Release, Comcast Investor Relations (Jan. 10, 2005), available at http://www.cmcsk.com/phoenix.zhtml?c=I18591&p=irol-newsArticle&ID=660894&highlight=.

13.                                 This transaction responds to these developments by bringing together SBC and AT&T to create a more competitive and more enduring global competitor than either company would be alone. The combined organization will be capable of delivering the advanced network technologies necessary to offer integrated, innovative, high-quality and competitively priced communications and information services to meet the evolving needs of customers worldwide.

Competition Will not be Impaired

14.                                 In addition to the merger’s other public interest benefits, it will not reduce competition. In the current IP world, voice and data services are both merely the transmission of bits over the same network. These IP-based services are rapidly becoming available to mass market and business customers. Likewise, with wireless communications becoming increasingly widespread, assessment of the effect of the merger on competition cannot ignore the very substantial and growing substitution of wireless for wireline service by both consumers and businesses. Indeed, in 2005, for the first time, there will be more wireless than wireline connections in the United States.(2)  Substitution of wireless minutes for wireline usage has been growing at a rapid pace, and an increasing number of consumers are pulling their second lines or even completely “cutting the cord.” The introduction of 3G wireless services will intensify this trend. In an environment where wireline carriers compete with cable operators, other VoIP providers, wireless carriers, and others, this transaction will not reduce competition.  Rather, by pairing the complementary strengths of the two companies, it will enhance competition and benefit all types of customers.

15.                                 That same conclusion follows when focusing on the wireline segment of the market. The operations of the two companies are largely complementary – AT&T is focused on

(2)                                  Frost & Sullivan, “U.S. Communication Services Market Overview and Future Outlook,” at 89 (2004).

national and global enterprise customers with sophisticated needs, while SBC focuses on residential consumers and smaller and regional businesses whose operations are primarily inside SBC’s 13-state region. Moreover, in each segment in which the companies compete, there are numerous other competitors and no likelihood of anti-competitive effects.

16.                                 The merger will not diminish competition for mass market customers. Well before the merger, AT&T made a unilateral decision to discontinue actively marketing local and long distance service to residential and small business customers. As evidenced by AT&T’s pre-merger activities, it is clear that AT&T’s decision is irreversible. AT&T has already dismantled infrastructure required to recruit new mass market customers by shutting call centers, dismissing marketing personnel, and terminating vendor contracts.

17.                                 Not only will AT&T no longer be an active competitor for mass market customers, but increasingly the competition for such customers is coming from cable operators offering VoIP and other IP-based services, other VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs. For all these reasons, the merger will have no adverse effect on mass market competition.

18.                                 Nor will the merger have an adverse effect on the highly competitive business segments of the market. These segments of the communications industry have long been vigorously competitive, with numerous competitors and sophisticated customers. In re Motion of AT&T Corp. To Be Redassified as a Non-Dominant Carrier, Order, 11 FCC Rcd. 3271, 3306, ¶ 65, 3308 ¶ (71 (1995) (“AT&T Non-Dominance Order”). The services provided are often differentiated from one customer to the next; and many competitors with different strategies and competitive strengths are competing for these customers.

19.                                 As discussed above, SBC’s services and those offered by AT&T are largely complementary. SBC and AT&T typically focus on different services to enterprises and typically succeed with different types of business customers. SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states. AT&T’s strength is in the sale of services nationwide and globally to large multi-location businesses. As a combined organization, they will be able to offer a portfolio of services suitable for any customer. The merger will allow the combined organization to increase and accelerate investment in its network and to make new innovative services available to mid-sized and smaller businesses, to a greater extent than either SBC or AT&T could do on a stand-alone basis.

No Effect on Commission Jurisdiction

20.                                 Following the merger, as described more completely below in Section II, AT&T will become a wholly-owned first tier subsidiary of SBC. The merger will be transparent and seamless for the customers of the operating subsidiaries of AT&T in Colorado. The Commission will retain the same regulatory authority that it possesses today over the AT&T subsidiaries that are certificated by this Commission and subject to its regulatory authority.

*      *       *

21.                                 In sum, the merger of SBC and AT&T is in the public interest. The merger will permit the Applicants’ operating subsidiaries to continue providing existing services at just and reasonable rates, will augment competitive markets nationwide, and will not adversely affect this Commission’s authority to regulate the AT&T (and SBC) operating subsidiaries subject to the Commission’s jurisdiction. Indeed, the merger will enhance the abilities of those operating subsidiaries to offer a broad array of existing and emerging telecommunications and information services by bringing together two industry leaders with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

22.                                 Accordingly, the Applicants respectfully request the Commission’s prompt approval pursuant to 4 Colorado Code of Regulations § 723-25-8. The Applicants offer the following additional information in support of this Application:

I.                                         THE PARTIES

A.                                    SBC Communications Inc. (“SBC”)

23.                                 SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233. SBC is a voice, data, and Internet services provider for residential, business, and government customers, mostly in a 13-state region.  SBC serves 52.4 million access lines and has 5.1 million DSL lines in service. SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers. Through alliances with GSM-based providers, Cingular offers coverage in 170 countries worldwide. SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years. A more detailed description of SBC’s business is provided in Exhibit B hereto. (3)

(3)                                  SBC is the holding company parent of three subsidiaries that are authorized to provide competitive telecommunications services in the State of Colorado but that are not involved in the proposed merger transaction. The first, SBC Telecom, Inc. is a Delaware corporation headquartered at 1010 N. St. Mary’s Street, Room 14-J, San Antonio, TX 78215. In Decision Number
C00-158, the Commission granted SBC Telecom a Certificate of Public Convenience and Necessity (“CPCN”) to provide local exchange telecommunication services on a facilities-based and resale basis in the greater Denver local calling area, which the Commission expanded to include the Colorado Springs, Monument, Fort Collins, Loveland and Pueblo exchange areas in Decision Number C00-632, and expanded again in Decision Number C03-0948 to allow services on a statewide basis. In Decision Number C00-722, the Commission also granted SBC Telecom a CPCN to provide emerging competitive telecommunications services throughout the

B.                                    AT&T Corp. (“AT&T”)

24.                                 AT&T is a New York holding corporation with headquarters at One AT&T Way, Bedminster, New Jersey 07921. AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world. AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic. AT&T’s network operations are supported by AT&T Laboratories, a world-leading source of research and development. A more detailed description of AT&T’s business is provided in Exhibit C hereto.

25.                                 AT&T is the holding company parent of AT&T Communications of the Mountain States, Inc., a Colorado corporation headquartered at One AT&T Way, Bedminster, NJ 07921.

state of Colorado including: advanced features, premium services, intraLATA and interLATA toll, switched access, and jurisdictional private line services. That decision also granted SBC Telecom specific forms of relaxed regulatory treatment for its emerging competitive telecommunications services.

The second subsidiary, SBC Long Distance, is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588. In February 2004, in Decision Number C04-0133, the Commission granted SBC Long Distance a CPCN to provide local exchange telecommunications services throughout the state of Colorado and a Letter of Registration to provide emerging telecommunications services (viz., advanced features and switched access) throughout the state. In July 1997, in Decision Number C97-675, the Commission granted SBC Long Distance a Letter of Registration to provide intrastate non-optional operator services throughout the state of Colorado. Subsequently, the Commission granted SBC Long Distance authority as a toll reseller and private line service provider

The third subsidiary is SNET America, Inc. d/b/a/ SBC Long Distance East, which is a Delaware corporation headquartered at 310 Orange St., New Haven, Connecticut 06510. SNET America, Inc. is a “Toll Reseller” as that term is defined at Colo. Rev. Stat.
§ 40-15-102(30). SNET filed a Colorado Toll Reseller Registration Form with the Commission on or about August 4, 1998. On April 5, 2004, SNET updated its Registration to notify the Commission that it will be doing business in Colorado as SBC Long Distance East.

On November 9, 2004, SBC Telecom, Inc. and SBC Long Distance filed a Joint Application seeking Commission approval of the transfer of SBC Telecom’s CPCN and associated tariff filings, interconnection agreements, and customer agreements to SBC Long Distance. The Commission approved that application on December 27, 2004 (Docket No. 04A-583T, Decision No. C04-1520). The merger of SBC and AT&T does not affect that separate transfer.

AT&T-MS is a wholly-owned subsidiary of AT&T and is authorized to provide local exchange telecommunications services (resale and/or facilities-based) pursuant to a Certificate Of Public Convenience And Necessity granted by this Commission on July 26, 1996, and amended on August 28, 1996 and October 16, 1996, in Case Nos. 96A-080T and 96A-081T, Decision Nos. C96-929 and
C96-1099. AT&T-MS also is authorized to provide interexchange telecommunications services in Colorado.

26.                                 AT&T is the holding company parent of Teleport Communications Group, Inc., which is the holding company parent of TCG. TCG is a New York general partnership headquartered at One AT&T Way, Room 4A231, Bedminster, NJ 07921. TCG is authorized to provide local exchange telecommunications services, intraLATA and interLATA toll service, and certain emerging competitive telecommunications services (resale and/or facilities-based) pursuant to a Certificate of Public Convenience and Necessity granted by this Commission on March 13, 1996 (Docket No. 96A-032T, Decision No. C96-307) and amended on November 6, 1996 and December 11, 1996 (Docket No. 96A-394T, Decision Nos. C96-1198 and C96-1308), and further amended on July 3, 1997 (Docket No. 97A-195T, Decision No. C97-683), January 6, 1999 (Docket No. 98O-568T, Decision C99-26), and October 26, 2000 (Docket No. 000-535T, Decision No. C00-1224). TCG’s operating authority is limited to the territories served by Qwest.

II.                                     THE PLANNED MERGER

27.                                 On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”). A copy of said Agreement is attached hereto as Exhibit A.

28.                                 The Merger Agreement provides for a business combination (“merger”) of SBC and AT&T pursuant to which SBC will acquire AT&T and AT&T will be merged into a wholly owned subsidiary of SBC. The SBC subsidiary is a newly formed entity, created for the specific purpose of this transaction, named Tau Merger Sub Corporation (“Tau”). AT&T will be the surviving entity of the merger with Tau for all legal purposes and the combined entity will retain the name AT&T Corp.

29.                                 In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share. SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction. Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

30.                                 The merger will not impede the Commission’s ability to regulate and effectively audit the intrastate operations of any of the operating subsidiaries of SBC and AT&T authorized to provide services in Colorado. Upon consummation of the merger, these entities will continue to hold all of the state certificates that they currently hold. There will be no transfer of assets of those entities as a result of the merger.

III.                                 REQUIRED APPLICATION CONTENTS

A.                                    Applicants

SBC Communications Inc.

James D. Ellis

Paul K. Mancini

Wayne Watts

Joseph E. Cosgrove, Jr.

Adam E. McKinney

175 East Houston

San Antonio, Texas 78205-2233

(214) 464-0209

Theodore A. Livingston

Christian F. Binnig

Demetrios G.  Metropoulos

Jeffrey A. Berger

Mayer, Brown, Rowe & Maw LLP

190 S. LaSalle Street

Chicago, IL 60603

Telephone: (312) 782-0600

Facsimile: (312) 701-7711

Attorneys for SBC Communications Inc.

Chesley Key Gulp III

Liza H. Getches

Moye Giles LLP

16 Market Square

1400 16th Street

6th Floor

Denver, CO 80202-1473

Tel. (303) 292-2900

Fax (303) 292-4510

bud.culp@moyegiles.com

Attorneys for SBC Communications Inc.

Thomas C. Pelto

AT&T

1875 Lawrence Street, Suite 1500

Denver, Colorado 80202

Tel. (303) 298-6009

Fax. (303) 298-6301

Mary B. Tribby

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, Colorado 80202

Tel. (303) 295-8461

Fax. (303) 295-8261

Attorney for AT&T

B.                                    Persons to Contact for Questions About the Application

Chesley Key Culp III

Liza H. Getches

Moye Giles LLP

16 Market Square

1400 16th Street

6th Floor

Denver, CO 80202-1473

Tel. (303) 292-2900

Fax (303) 292-4510

bud.culp@moyegiles.com

Attorneys for SBC Communications Inc.

Mary B. Tribby

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, Colorado 80202

Tel. (303) 295-8461

Fax. (303) 295-8261

Attorneys for AT&T

Robert M. Pomeroy, Jr.

Thorvald A. Nelson

8390 E. Crescent Parkway, Suite 400

Greenwood Village, Colorado 80111

Tel. (303) 290-1600

Fax. (303) 290-1606

Attorneys for AT&T

C.                                    Assets to be Transferred

No assets of the certificated entities are to be transferred.

D.                                    Proposed Effective Date of the Merger

The Joint Applicants state that they are filing this Joint Application more than 30 days prior to the effective date of the merger, in accordance with 4 CCR § 723-25-8. The contemplated merger will become effective after all necessary regulatory approvals have been obtained. The exact date is currently unknown, but will certainly be more than 30 days from the filing of this Joint Application.

E.                                                                                      Facts Relied Upon to Show That the Merger is Consistent With, and not Contrary to, the Public Policy of the State of Colorado

31.                                 “[T]he policy of the state of Colorado [is] to promote a competitive telecommunications marketplace while protecting and maintaining the wide availability of high-quality telecommunications services. Such goals are best achieved by legislation that brings telecommunications regulation into the modern era by guaranteeing the affordability of basic telephone service while fostering free market competition within the telecommunications industry.” Colo. Rev. Stat. § 40-15-101. The Colorado General Assembly has found “that competition in the market for basic local exchange service will increase the choices available to customers and reduce the costs of such service.” Id. § 40-15-501. “It is the policy of this state that all barriers to entry into the provision of telecommunications services in Colorado be removed as soon as practicable, subject to the commission’s authority to ensure quality of service and other matters as provided in this article.” Id. § 40-15-502(7).

32.                                 To these ends, the Commission has recognized in the merger context that “legislative instructions counsel the Commission to trust market mechanisms first, before applying regulatory tools.  Trusting the market here means backing-off from an all-searching merger review.”   In re Application Of Qwest Communications Corp. et al., Docket No. 99A-407T, Decision No. C99-1147, at 9 (Oct. 15, 1999). In the past, this Commission has limited, its review to an analysis of whether producer and consumer welfare gains will accrue to Colorado citizens as a result of the merger.  Id. at 3.  As explained in more depth below, the merger of SBC and AT&T will produce such welfare improvements, including synergies, cost savings, more favorable access to capital, more rapid deployment of technology, accelerated competitive entry into other markets, and increased productive efficiencies.

1.                                      Consummation of the Merger is in the Public Interest

33.                                 The Joint Applicants respectfully submit that the merger of SBC and AT&T will benefit the public interest. The combined business organization will be stronger, more effective, more responsive, and more innovative, and thus better able to meet the needs and demands of its customers – enterprise, small and medium-sized business, government and mass market.

34.                                 The public will benefit from the merger’s creation of a vigorous U.S. carrier with global reach. AT&T’s network, which spans more than 50 countries, and AT&T Labs’ technological prowess will be combined with SBC’s financial strength and local exchange, broadband, and wireless capabilities. The transaction thus will maintain American leadership in communications and allow the combined organization to continue to compete successfully for global business. The telecom sector has been a driving force in the American economy, with a significant impact on investment, employment and productivity. By perpetuating American leadership in telecommunications, the merger will benefit all Americans.

35.                                 The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State,  the Department of Defense, and the State of Colorado. This transaction will result in a robust, U.S.- owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

36.                                 The merger will increase innovation and investment, which will make existing services more efficient and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that, but for the merger, would likely be available only to the largest business and government customers.  And once the SBC and AT&T networks are combined as part of one organization, transport will be more efficient, reliability will increase, and the quality of service should be higher.

37.                                 Other synergies will also result from this transaction, including (a) more rapid and broader deployment of IP-based services; (b) a broader, more efficient deployment of new, innovative services on multiprotocol label switching (“MPLS”) networks; (c) the enhancement of the combined organization’s ability to serve business customers that demand facilities-based, end-to-end services; (d) the closing of product line gaps; (e) the integration of wireless functionalities into large business customer product offerings; and (f) the creation of substantial additional cost savings, including savings in both fixed and variable costs.

2.                                      The Merger will not Adversely Affect Competition

38.                                 The merger will not adversely affect competition in the provision of services in Colorado. There already are numerous other providers that are capable of providing services to customers in Colorado, including the leading incumbent local exchange carrier, Qwest, along with MCI, ICG Telecom Group, McLeodUSA Telecommunications Services, Time Warner Telecom, Sun West Communications, and Comcast Phone of Colorado.

39.                                 By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies, and improvement of existing services. A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed.

40.                                 The merger will not diminish competition for mass market customers. AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers. AT&T has already dismantled infrastructure required to recruit new mass market customers by shutting call centers, dismissing marketing personnel, and terminating vendor contracts. Moreover, the competition for such customers is coming from cable operators, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs. For example, as of June 30, 2004, according to the FCC’s December 2004 Local Competition Report, there are at least 13 CLECs serving nearly half a million end user lines in Colorado—a threefold increase from 1999—and holding an overall market share in Colorado of 15.7 percent, according to a January 2005 Staff Report to this Commission. According to the FCC’s December 2004 Local Competition Report, as of June 30, 2004, there were at least 10 wireless carriers operating in Colorado (carriers with under 10,000 subscribers in a state were not required to report, and thus may not be included in that figure). Those carriers served over 2.7 million end users as of June 30, 2004 – an increase of 12 percent from June 2003. Similarly, according to the FCC’s December 2004 Report on High Speed Internet Access, as of June 30, 2004, there were 20 providers of high-speed access lines operating in Colorado, and the number of Colorado subscribers to such services has mushroomed, with over 500,000 high-speed lines in service in Colorado as of June 30, 2004, as compared to approximately 36,000 high-speed lines in service as of December 31, 1999. For all these reasons, the merger will have no adverse effect on mass market competition. Rather, increased investment and innovation and broader deployment of new services made possible by the merger will benefit mass market customers.

41.                                 The merger also raises no competitive issues for Internet, wireless, or international services. With respect to Internet services, in instances where SBC and AT&T compete against each other (the Internet backbone and retail narrowband sector), the level of concentration is low today, and the increase in concentration that would result from this transaction will not be material. AT&T does not compete in the provision of retail broadband mass market services. Likewise, AT&T has no present or planned facilities-based mobile wireless service operations and resells wireless services to only a few thousand residential consumers under a legacy arrangement with AT&T Wireless that was terminated last year. Finally, SBC has only very limited, resale-based retail international product offerings. Therefore, the combination of SBC and AT&T will not significantly increase concentration in the retail provision of service on U.S. international routes, which are, in any event, today served by numerous large facilities-based and resale providers.

3.                                      Quality of Service and Rates

42.                                 The merger will not adversely affect the availability and quality of the service currently offered by any of the SBC and AT&T entities certificated or registered to operate in Colorado. All of these entities will continue to exist in their current form upon consummation of the merger, and the merger will not affect the rates, terms, or conditions of service that those entities currently provide to their customers. In general, the merger will be transparent to Colorado customers of those certificated or registered entities.

43.                                 The combined organization of SBC and AT&T will be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies. The combined organization will be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered. In particular, many of the technological innovations of AT&T Labs, which heretofore have been implemented only for the benefit of AT&T’s predominately high-end, large enterprise customers, are expected to have broader application to the small and medium business and mass market customers that will be served by the combined organization. These include (a) IP-based video services; (b) speech and text technologies for visually, hearing, and speech-impaired customers; (c) fraud reduction and security services; (d) e-commerce capabilities; and (e) service provisioning and repair systems. Notably, SBC expects higher capital spending, totaling approximately $2 billion (before synergies) over the first several years after consummation of the merger, than likely would have been incurred by the two companies absent the merger.

4.                                      The Financial Strength of the Resulting Organization

44.                                 The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public. Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future. The merger of AT&T with a financially strong company will substantially improve AT&T’s access to capital at favorable rates, which in turn will positively impact AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure.

45.                                 The synergies created by this merger will strengthen the combined organization through reduced costs, increase productivity, and augmented revenues. The estimated net present value of these operating and capital expense synergies is $15 billion. And the positive impact of AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will inure to the benefit of all of AT&T’s subsidiaries.

5.                                      Employment Outlook

46.                                 The merger of SBC and AT&T will create a much stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost. Neither SBC nor AT&T has been immune. Since 1999, AT&T has reduced its workforce from over 100,000 employees to approximately 47,000. SBC likewise has continued to reduce its workforce. While nearly every corporate merger involves a short-term reduction of jobs because of the desire to improve productivity by eliminating redundant and inefficient systems, SBC and AT&T expect that on a nationwide basis this merger should produce more jobs in the long term than if the companies continued operations independently.

47.                                 The merger will position the combined organization for growth, which in time should produce jobs. By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T will allow development of new technologies and improvement of currently existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs. A strong combined SBC and AT&T will be able to deliver the advanced networks and services required by American businesses to succeed, which in turn creates more jobs in the economy at large.

48.                                 Both the unions representing SBC and AT&T workers—the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”)—have expressed their support of the merger. As Morton Bahr, the President of the CWA, stated on January 31, 2005, “[w]ith the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities,  CWA will support the proposed acquisition and urge regulators to give it their approval.”  Statement of CWA President Morton Bahr, attached hereto as Exhibit D. The IBEW similarly cheered the merger: “The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit E.

6.                                      Corporate Citizenship

49.                                 As a result of the merger, and the synergies that will enhance their competitive abilities, SBC, AT&T, and their operating subsidiaries in Colorado will continue their traditions of community involvement and good corporate citizenship.

7.                                      The Authority of This Commission to Regulate Rates and Service

50.                                 The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in Colorado pursuant to this Commission’s certifications or Letters of Registration. Upon completion of the merger, the Commission will retain full authority over the rates, services, and responsibilities of those certificated or registered entities in accordance with applicable law to the same extent that it does today.

8.                                      Related Governmental Filings

51.                                 In addition to filings with, the Commission, SBC and AT&T are taking steps to satisfy the requirements of other governmental entities with respect to the merger. For example, the Federal Communications Commission (“FCC”) will undertake a detailed review of the merger. In addition, the Department of Justice will conduct its own review of the competitive aspects of this transaction, and several state commissions are expected to review the merger. SBC and AT&T also will make certain notifications to or filings with regulatory authorities in numerous countries in which SBC or AT&T hold direct or indirect investments in telecommunications companies. In light of the numerous other authorities that examine mergers, the Commission has previously expressed concern that redundant “merger review at the state level serves no useful purpose, and may in fact be pure dead weight loss.” In re Application Of Qwest., Docket No. 99A-407T, Decision No. C99-1147, at 9.

F.                                      Location of Hearing

52.                                 The Joint Applicants prefer that a hearing be held in the City and County of Denver, Colorado, if such a hearing is deemed necessary.

G.                                    Acknowledgment

53.                                 By signing the Application, the Joint Applicants understand and agree:

a.                                       To answer all questions posed by the Commission or any authorized member of its staff concerning the Application, and to permit the Commission or any authorized member of its staff to inspect the applicants’ books and records as part of the investigation into the application;

b.                                      That the filing of the Application does not, by itself, constitute authority to execute the transfer of control of the AT&T operating entities certificated by this Commission;

c.                                       That the Applicants shall not undertake the proposed transfer unless and until a Commission decision granting the application is issued;

d.                                      That if the Application is granted, such grant is conditional upon:  1) the existence of applicable, effective tariffs or price lists for relevant services, including any required adoption notices; 2) compliance with the statutes and all application Commission rules; and 3) compliance with any and all conditions established by Commission order; and

e.                                       That, if any portion of the Application is found to be false or to contain material misrepresentations, any transfer granted may be deemed null and void, upon Commission Order.

IV. CONCLUSION

54.                                 As required by 4 CCR § 723-25-8.1.9, this Petition is signed and verified by employees of each of the Applicants.

55.                                 Wherefore, for the foregoing reasons, SBC and AT&T respectfully request that the Commission approve this Application and grant any other relief deemed necessary and appropriate to effectuate the Agreement and Plan of Merger.

/s/ Chesley Key Culp III
Chesley Key Culp III
Liza H. Getches
Moye Giles LLP
16 Market Square
1400 16th Street
6th Floor
Denver, CO 80202-1473
Tel. (303) 292-2900
Fax (303) 292-4510
bud.culp@moyegiles.com

/s/ Mary B. Tribby
Mary B. Tribby
Holland & Hart LLP
555 17th Street, Suite 3200
Denver, Colorado 80202
Tel. (303) 295-8461
Fax. (303) 295-8261

Robert M. Pomeroy, Jr.
Thorvald A. Nelson
8390 E. Crescent Parkway, Suite 400
Greenwood Village, Colorado 80111
Tel. (303) 290-1600
Fax. (303) 290-1606

BEFORE THE PUBLIC UTILITIES COMMISSION
OF THE STATE OF COLORADO

In the Matter of Joint Application	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
) Docket No.
)
AT&T CORP.,	)
)
for Approval of Merger	)
)

VERIFICATION

I, Rick L. Moore, being duly sworn according to law, depose and say that I am the Managing Director – Corporate Development of SBC Communications Inc.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Petition are true and correct to the best of my knowledge, information, and belief.

/s/ Rick L. Moore
Rick L. Moore
Managing Director – Corporate
Development
SBC Communications Inc.

Sworn and subscribed before me
this 25th day of February, 2005

Notary Public	/s/ Lisa K. Fox
Lisa K. Fox

[SEAL]

Lisa K. Fox

My Commission Expires

April 21, 2007

BEFORE THE PUBLIC UTILITIES COMMISSION
OF THE STATE OF COLORADO

In the Matter of Joint Application	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
) Docket No.
)
AT&T CORP., on behalf of AT&T	)
Communications of the Mountain States, Inc. and	)
TCG Colorado	)
)
for Approval of Merger	)
)

VERIFICATION

I, Thomas C. Pelto, being duly sworn according to law, depose and say that I am a Vice President of AT&T Corp.; that I am authorized to and do make this affidavit for it; and that the facts set forth in the foregoing Joint Petition are true and correct to the best of my knowledge, information, and belief.

/s/ Thomas C. Pelto
Thomas C. Pelto
Vice President
AT &T Corp.

Sworn and subscribed before me
this 25 day of February, 2005

Notary Public	/s/ Judith A. Johnson

[SEAL]

JUDITH A. JOHNSON
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires 11/13/2006

Exhibit D

Communications Workers of America

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CWA	The Union for the Information Age

Communications Workers of America	AFL-CIO, CLC

Press Releases

NEWS RELEASE For Immediate Release 1/31/2005	For More Information: Jeff Miller or Candice Johnson CWA Communications, 202-434-1168

Statement by the Communications Workers of America on SBC’s Proposed Purchase of AT&T

President Morton Bahr of the Communications Workers of America issued the following statement on SBC’s purchase of AT&T. CWA represents 15,000 employees at AT&T and 95,000 at SBC.

SBC’s purchase of AT&T makes good business sense, and it could be good news for customers and employees as well as shareholders of both companies. Such a merger creates a strong U.S. competitor in the global telecom marketplace with the resources to substantially advance the rollout of high-speed broadband and other services and drive economic growth and job expansion.

CWA’s concern is for the employment security and career opportunity of the employees we represent. In recent years, AT&T has been contracting its business and shedding jobs. With the integration of its operations into SBC, there is now the opportunity for a new strategy that instead focuses on dynamic growth and creation of new services and technologies.

We look forward to discussing the companies’ plans in more detail as we talk with SBC and AT&T executives in the coming days and weeks.

With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.

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Exhibit E

For Immediate Release	Contact: Jim Spellane
January 31, 2005	202 728-6014

Statement of the International Brotherhood of Electrical
Workers On SBC Purchase of AT&T

(Washington, DC) – International President Edwin D. Hill of the International Brotherhood of Electrical Workers (IBEW) issued the following statement on the purchase by SBC of AT&T. The IBEW currently represents 12,500 workers at SBC and 900 at AT&T.

“The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.

“As the telecom market becomes increasingly global in nature, it is imperative that U.S. companies have the ability to compete with anyone. The combined expertise and resources of SBC and AT&T create a company with significant strength in all facets of the industry and that is positioned to become a force in emerging technologies that are in increasing demand.

“We pledge to work with management of SBC and AT&T to ensure that this move will bring about a new era of progress for all concerned.”

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